UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of MAY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  May  12, 2006                       /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7


                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual general meeting (the "Meeting") of the shareholders (the "Shareholders") of Tumi Resources Limited (the "Company") will be held at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, on Thursday, the 15th day of June, 2006, at the hour of 11:00 a.m. (Vancouver time), for the following purposes:

1.       To receive the Report to the Shareholders;

2. To receive the audited financial statements of the Company for the fiscal year ended December 31, 2005 (with comparative statements relating to the preceding fiscal period) together with the related Management Discussion and Analysis and report of the Auditors thereon;

3.       To determine the number of directors at three (3);

4.       To elect directors;

5. To re-appoint auditors and to authorize the directors to fix their remuneration;

6. To consider, and if thought fit, to pass an ordinary resolution to ratify, confirm and approve the Company's stock option plan; and

7. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof.

Accompanying  this Notice of Meeting is the  President's  Report  referred to in item 1 above, a Management Information Circular, a Form of Proxy and an Annual Request for Financial Statements Form. The accompanying Management Information Circular provides information relating to the matters to be addressed at the Meeting and is incorporated into this Notice.

Only Shareholders of record on May 1, 2006 are entitled to receive notice of and vote at the Meeting.

Shareholders are entitled to vote at the Meeting either in person or by proxy. Those Shareholders who are unable to attend the Meeting are requested to read, complete, sign, date and return the enclosed form of Proxy in accordance with the instructions set out in the Proxy and in the Information Circular accompanying this Notice. Please advise the Company of any change in your mailing address.

DATED at Vancouver, British Columbia on May 1, 2006.


                       By Order of the Board of Directors

                              /s/ DAVID HENSTRIDGE
                        David Henstridge, President & CEO

PRESIDENT'S REPORT TO THE SHAREHOLDERS

Several years ago, when Tumi management selected silver as its main exploration target, the silver price was predicted to outperform gold over the longer term. Silver demand continues to exceed production and one reason for this is because silver is "used up" during various industrial processes and electronic applications. Most mining analysts agree that silver demand will only increase due to its unique properties and applications. For example, of all metals, silver is the best electrical conductor and is used in circuit breakers, switches and fuses and is found in all common domestic appliances such as dishwashers, televisions, microwave ovens and computers. Silver is not only used in such well-known applications as jewelry, photography, batteries and coins, it is also becoming a crucial commodity in medicine. This metal is one of the world's most powerful bacteria killers and is also used for water purification. It is interesting to note that early pioneers used silver coins to keep water barrels free of algae. Silver sulfadiazine is used to kill bacteria for burn victims and also in some types of hospital catheters. It is clear that with existing uses for silver and new applications we will see continued growth in silver demand.

Also of considerable recent interest is that the United States Securities and Exchange Commission has approved the Barclays Silver ETF (Exchange Traded Fund). The fund will allow investors to buy silver as easily as buy stocks and it is reported that up to 150m ozs of silver may be accumulated by these types of funds in the future. This will further reduce the amount of available silver on the world market.

Tumi's primary objective is to identify exploration projects that meet the Company's strict criteria of having world-class silver (and gold which often occurs together with silver) potential. Management remains firmly committed to reaching "advanced project status" on one or more properties - in the most cost effective and shortest time possible. As a silver explorer, our initial focus was in Mexico, the world's biggest silver producer. The Company is continuing advanced exploration in Mexico to expand a historical resource of 7 million oz (Ag equivalent) at the La Trini project (this historical resource is non-compliant with current NI43-101 standards). Further drilling at this project is scheduled to start soon.

Research for new silver projects took the Company to the Bergslagen District in Sweden and specifically the historic Sala Silver Mine. Sala once produced some of the richest silver ores in the world with grades as high as 7,000 g/t and is reported to have produced in excess of 200m ozs of silver. Our research indicated the ground was available for staking which allowed the company to secure the old mine and surrounding ground. Identifying Sala also led to the discovery of other available silver prospects in the Bergslagen District; the Company intends to obtain the historical records of these silver prospects for detailed study. Management believes that with the use of modern exploration methods, there is excellent potential for discovering new mineral deposits.

The Company has now been granted ten licences totaling 4,255 hectares covering seven historic silver producers. Eight exploration licences, totaling 8,120 hectares, were also staked by the Company. So far, three of the licences have been confirmed by the Swedish Mining Inspectorate and are granted for an initial period of three years whilst the other five are pending. After an initial field inspection of all these areas the Company will initially focus on the Sala, Kalvbacken, Oster Silvberg and Tomtebo tenements.

The Bergslagen district lies immediately to the northwest of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. Bergslagen is highly mineralized and is one of the most important ore districts in Europe, containing deposits of iron, manganese, base-metals and silver. In addition to Sala, world-class deposits in Bergslagen include Falun (a historic copper mine, now a world heritage site), Garpenberg (owned by Boliden) contains indicated and inferred resources exceeding 11 million tonnes at grades of 4% Zn, 2% Pb and 150 g/t Ag, and Zinkgruvan (owned by Lundin Mining) - contains proven and probable reserves of 8.16 million tonnes grading 9.7% Zn, 4.7% Pb, 98 g/t Ag, and a total measured and indicated resource of 1.85 million tonnes grading 10.5% Zn, 4.4% Pb, 105 g/t Ag.

Sweden is a combination of a highly prospective, yet vastly under-explored country, a well established mining industry and a politically stable country. It is the largest producer of most metals in the EU15. The country has seen the opening of three new mines in the last three years.

In conclusion, 2006 and onwards will be an exciting time for the Company as we continue to increase the resource size at La Trini in Mexico and undertake initial exploration programs in the Bergslagen district of Sweden.

The Company has, subsequent to year end, completed a brokered private placement financing of $2,170,000 and, as of the date of this report, is in the process of completing a non-brokered private placement to raise an additional $1,900,000. The Company is in a strong financial position and adequately funded to carry out the planned exploration programs.

On behalf of the Board of Directors, I would like to thank our staff and consultants for their efforts during the year and also thank our shareholders for your continued support.


/s/ DAVID HENSTRIDGE
David Henstridge
President

                             TUMI RESOURCES LIMITED
                                 (The "Company")

                       Suite 1305 - 1090 W. Georgia Street
                           Vancouver, British Columbia
                                 Canada V6E 3V7


                              INFORMATION CIRCULAR

      (Containing information as at May 1, 2006 unless indicated otherwise)



SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY THE MANAGEMENT OF THE COMPANY FOR USE AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (AND ANY ADJOURNMENT THEREOF) (THE "MEETING") TO BE HELD ON THURSDAY, JUNE 15, 2006 AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF MEETING. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Company at nominal cost. All costs of solicitation by management will be borne by the Company.

THE CONTENTS AND THE SENDING OF THIS INFORMATION CIRCULAR HAVE BEEN APPROVED BY THE DIRECTORS OF THE COMPANY.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of proxy are Directors and/or Officers of the Company. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY STRIKING OUT THE NAMES OF THOSE PERSONS NAMED IN THE ACCOMPANYING FORM OF PROXY AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed form of proxy is received by Computershare Investor Services Inc., Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, or by fax at 1-866-249-7775, (the "Transfer Agent") not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by his attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered and records office of the Company, at #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, at any time up to and including the last business day preceding the day of the Meeting or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

ADVICE TO BENEFICIAL SHAREHOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "BENEFICIAL SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Beneficial Shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered Shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Beneficial Shareholders is identical to that provided to registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the beneficial Shareholder.

If common shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in such Shareholder's name on the records of the Company. Such shares will more likely be registered under the name of the Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Common shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder.
Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Company do not know for whose benefit the common shares registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of Shareholders' meetings unless the Beneficial Shareholders has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Company to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder should a beneficial Shareholder receiving such a form wish to vote at the Meeting, the beneficial Shareholder should strike out the names of the Management Proxyholders named in the form and insert the beneficial Shareholder's name in the blank provided and return the materials to the broker as directed.

The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent ADP Investor Communications Services ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of common shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED. All references to Shareholders in this Information Circular and the accompanying Instrument of Proxy and Notice of Meeting are to Shareholders of record unless specifically stated otherwise.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the enclosed form of proxy WILL BE VOTED FOR ALL MATTERS TO BE VOTED ON AT THE MEETING AS SET OUT IN THIS INFORMATION CIRCULAR OR WITHHELD FROM VOTING IF SO INDICATED ON THE FORM OF PROXY.

The shares represented by proxies will, on any poll where a choice with respect to any matter to be acted upon has been specified in the form of proxy, be voted in accordance with the specification made.

SUCH SHARES WILL ON A POLL BE VOTED IN FAVOUR OF EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgement on such matters or business. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Issued and Outstanding:               22,155,197 common shares without par value
Authorized Capital:                    unlimited common shares without par value

Only shareholders of record at the close of business on May 1, 2006 which is a day that is no fewer than thirty days prior to the date of the Meeting (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their shares voted at the Meeting.

Each shareholder is entitled to one vote for each common share registered in his name on the list of shareholders, which is available for inspection during normal business hours at the Transfer Agent and at the Meeting.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially own, directly or indirectly or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company.

APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of D & H Group LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix their remuneration. D & H Group LLP were first appointed auditors of the Company on January 21, 2000.

ELECTION OF DIRECTORS

The Board of Directors presently consists of three directors and it is intended to determine the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Meeting. The persons named below will be presented for election at the Meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until his/her successor is elected or appointed, unless his/her office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the BUSINESS CORPORATIONS ACT (British Columbia).

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he/she is ordinarily resident, all offices of the Company now held by him/her, his/her principal occupation, the period of time for which he/she has been a director of the Company, and the number of shares of the Company beneficially owned by him/her, directly or indirectly, or over which he/she exercises control or direction, as at the date hereof.


-----------------------------------------------------------------------------------------------------------------
                                             PRINCIPAL OCCUPATION AND IF
                                             NOT AT PRESENT AN ELECTED                              NO. OF SHARES
NAME, POSITION AND COUNTRY                   DIRECTOR, OCCUPATION DURING                             BENEFICIALLY
OF RESIDENCE(1)                              THE PAST FIVE YEARS(1)              DIRECTOR SINCE         HELD(2)
-------------------------------------        ---------------------------         --------------     -------------

DAVID HENSTRIDGE(3)                          Geologist                             January 2000       1,162,600
President, CEO, acting CFO & Director
(resident of Victoria, Australia)
-----------------------------------------------------------------------------------------------------------------

NICK DEMARE(3)                               Chartered Accountant                  January 2000         847,275(4)
Director
(resident of British Columbia, Canada)
-----------------------------------------------------------------------------------------------------------------

HARVEY LIM(3)                                Chartered Accountant                  January 2000          10,500
Director
(resident of British Columbia, Canada)
-----------------------------------------------------------------------------------------------------------------

NOTES:
(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.
(3)  Denotes member of Audit Committee.
(4) Includes 640,575 common shares held by Mr. DeMare directly and 206,700 common shares held by DNG Capital Corp., A private company owned by Mr. DeMare.

STATEMENT OF EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

"Named Executive Officers" means each Chief Executive Officer ("CEO") and each Chief Financial Officer ("CFO") of the Company, regardless of the amount of compensation of that individual, and each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000. In addition, disclosure is also required for any individual whose total salary and bonus during the most recent completed year exceeds $150,000, whether or not they were an executive officer at the end of the most recent fiscal year.

During the year ended  December  31, 2005,  the Company had one Named  Executive
Officer: David Henstridge, President, CEO and acting CFO (the "Named Executive Officer"). The following table sets forth all annual and long-term compensation awarded, paid to or earned by the Company's Named Executive Officer during the financial years ended December, 2003, 2004 and 2005.


                                                                    ---------------------------------------
                                                                             LONG TERM COMPENSATION
                                  ------------------------------    ---------------------------------------
                                      ANNUAL COMPENSATION                     AWARDS                PAYOUTS
                                  ------------------------------    ----------------------------    -------    ---------
                                                         OTHER                       RESTRICTED
------------------                                       ANNUAL      SECURITIES      SHARES OR                 ALL OTHER
    NAME AND            ----                             COMPEN-    UNDER OPTIONS/   RESTRICTED      LTIP       COMPEN-
PRINCIPAL POSITION      YEAR      SALARY      BONUS      SATION     SARS GRANTED(1)  SHARE UNITS    PAYOUTS      SATION
                                    ($)        ($)         ($)           (#)             (#)          ($)          ($)
------------------      ----      ------------------------------    ----------------------------    -------    ---------

David Henstridge        2005       79,000      nil         nil       221,600 / n/a       n/a          nil          nil
President, CEO and      2004       72,000      nil         nil       144,000 / n/a       n/a          nil          nil
acting CFO              2003       60,000      nil         nil       690,000 / n/a       n/a          nil          nil
------------------      ----      ------------------------------    ----------------------------    -------    ---------

NOTES:
(1) Figures represent options granted during a particular year; see "Aggregated Option" table for the aggregate number of options outstanding at year end.

LONG-TERM INCENTIVE PLANS -- AWARD IN MOST RECENTLY COMPLETED FINANCIAL YEAR

The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Name Executive Officer during the Company's most recently completed financial year. A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one financial year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation.

OPTIONS AND SHARE APPRECIATION RIGHTS

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2005 to the Named Executive Officer of the
Company:

----------------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                           MARKET VALUE OF
                               SECURITIES      OPTIONS GRANTED     EXERCISE OR     SECURITIES UNDERLYING
                             UNDER OPTIONS      IN FINANCIAL      BASE PRICE(2)  OPTIONS ON DATE OF GRANT   EXPIRATION
 NAME                         GRANTED (#)          YEAR(1)        ($/SECURITY)         ($/SECURITY)            DATE
----------------------------------------------------------------------------------------------------------------------

David Henstridge                121,600             10.56             0.50                 0.45             Apr. 08/08
                                100,000              8.68             0.30                 0.30             Jul. 20/08
                                -------
                                221,600             19.24
                                =======
----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Percentage of all stock options granted during the financial year.
(2) The exercise price of stock options was set accordingly to the rules of the TSX Venture. The exercise price of stock options may only be adjusted in the event that specified events cause dilution of the Company's share capital.

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2005 by the Named Executive Officer, and the financial year end value of unexercised options:

----------------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                                                                    OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               SECURITIES                         FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
                               ACQUIRED ON      AGGREGATE           EXERCISABLE /              EXERCISABLE /
NAME                            EXERCISE      VALUE REALIZED        UNEXERCISABLE              UNEXERCISABLE
                                   (#)             ($)                    (#)                        ($)
----------------------------------------------------------------------------------------------------------------------

David Henstridge                 100,000          7,000             290,600 / n/a               5,000 / n/a
----------------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2005 was $0.35.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Company does not have any compensatory plan(s), contract(s) or arrangement(s) with respect to the resignation, retirement or any other termination of the Named Executive Officer's employment, a change of control of our company or a change in the Named Executive Officer's responsibilities following a change in control, which entitle a Named Executive Officer to receive from the Company an amount, including all period payments or installments, exceeding $100,000.

COMPENSATION OF DIRECTORS

CASH COMPENSATION

The Company does not compensate its directors in their capacities as such, although directors of the Company are reimbursed for their expenses incurred in connection with their services as directors. The Company has, however, incurred or paid $22,095 for administrative, secretarial, accounting and bookkeeping services provided by personnel at Chase Management Ltd. ("Chase"), a private company owned by Nick DeMare, a director of the Company and $5,400 for rent provided by Chase. In addition, during fiscal 2005, the Company paid $1,650 for consulting services provided by DNG Capital Corp., a private company owned by Mr. DeMare.

NON-CASH COMPENSATION

The following table sets forth stock options granted by the Company during the financial year ended December 31, 2005 to the directors who are not the Named Executive Officer of the Company:

----------------------------------------------------------------------------------------------------------------
                                                 % OF TOTAL                      MARKET VALUE OF
                                SECURITIES      OPTIONS/SARS                       SECURITIES
                                  UNDER          GRANTED TO                        UNDERLYING
                               OPTIONS/SARS     EMPLOYEES IN     EXERCISE OR     OPTIONS/SARS ON      EXPIRATION
NAME                             GRANTED       FINANCIAL YEAR     BASE PRICE    THE DATE OF GRANT        DATE
                                   (#)               (%)         ($/SECURITY)     ($/SECURITY)
----------------------------------------------------------------------------------------------------------------

Directors who are not the         219,000           19.02            0.50             0.45             Apr. 08/08
Named Executive Officer            71,000            6.16            0.30             0.30             Jul. 20/08
                                  -------
                                  290,000           25.18
                                  =======
----------------------------------------------------------------------------------------------------------------

The following table sets forth details of all exercises of stock options during the financial year ended December 31, 2005 by the directors who are not the Named Executive Officer, and the financial year end value of unexercised options:

-----------------------------------------------------------------------------------------------------------------
                                                                     UNEXERCISED          VALUE OF UNEXERCISED IN
                                                                    OPTIONS/SARS AT          THE MONEY OPTIONS AT
                               SECURITIES                         FINANCIAL YEAR -END      FINANCIAL YEAR -END (1)
                               ACQUIRED ON      AGGREGATE           EXERCISABLE /              EXERCISABLE /
NAME                            EXERCISE      VALUE REALIZED        UNEXERCISABLE              UNEXERCISABLE
                                   (#)             ($)                    (#)                        ($)
-----------------------------------------------------------------------------------------------------------------

Directors, as a group,            71,000           4,970             390,000 / n/a                3,550 / n/a
who are not the Named
Executive Officer
-----------------------------------------------------------------------------------------------------------------

NOTE:
(1)  The closing price of the Company's shares on December 31, 2005 was $0.35.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company's financial year ended December 31, 2005 all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:


----------------------------------------------------------------------------------------------------------------------
                                                                                        NUMBER OF SECURITIES REMAINING
                             NUMBER OF SECURITIES TO                                    AVAILABLE FOR FUTURE ISSUANCE
                             BE ISSUED UPON EXERCISE      WEIGHTED-AVERAGE EXERCISE    UNDER EQUITY COMPENSATION PLANS
                             OF OUTSTANDING OPTIONS,     PRICE OF OUTSTANDING OPTIONS,       (EXCLUDING SECURITIES
                              WARRANTS AND RIGHTS        OPTIONS, WARRANTS AND RIGHTS       REFLECTED IN COLUMN (A))
----------------------------------------------------------------------------------------------------------------------
Plan Category                          (a)                          (b)                               (c)
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans          1,351,600(1)                     0.49                          1,351,600(1)
approved by
securityholders
----------------------------------------------------------------------------------------------------------------------

Equity compensation plans              n/a                           n/a                              n/a
not approved by
securityholders
----------------------------------------------------------------------------------------------------------------------

Total                              1,351,600(1)                     0.49                          1,351,600(1)
----------------------------------------------------------------------------------------------------------------------

NOTE:

(1) The Company currently has in place a "rolling" stock option plan (the "Rolling Plan") whereby the maximum number of common shares that may be reserved for issuance pursuant to the Rolling Plan will not exceed 10% of the issued shares of the Company at the time of the stock option grant. See "Particulars of Other Matters to be Acted Upon -- Stock Option Plan" for further particulars of the Rolling Plan.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

No director or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Company or any of its subsidiaries at any time during the Company's last completed financial year, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than transactions carried out in the normal course of business of the Company or any of its affiliates, none of the directors or senior officers of the Company, a proposed management nominee for election as a director of the Company, any shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Company nor an associate or affiliate of any of the foregoing persons had since January 1, 2005 (the commencement of the Company's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected the Company or any of its subsidiaries or in any proposed transaction which has or would materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no director or senior officer of the Company nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the directors with respect to "Stock Options to Insiders" as detailed herein.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

Effective June 30, 2005, National Instrument 58-101 - Disclosure of Corporate Governance Practices ("NI 58-101") was adopted by the Canadian Securities Administrators. NI 58-101 requires issuers to disclose their governance practices in accordance with that instrument. The Company is a "venture issuer" within the meaning of NI 58-101. A discussion of the Company's governance practices within the context of NI 58-101 is set out below:

BOARD OF DIRECTORS

The Company has two independent directors, namely: Messrs. Nick DeMare and Harvey Lim. The Company has one director who is not independent because he an executive officer of the company, namely: Mr. David Henstridge, President, CEO and acting CFO.

DIRECTORSHIPS

The following directors are presently also directors of other reporting issuers as follows:

  DAVID HENSTRIDGE: Mawson Resources Limited and Tinka Resources Limited.

  NICK DEMARE:      Aguila  American  Resources  Ltd.,  Andean  American  Mining
                    Corp.,  Astral Mining  Corporation,  Centrasia Mining Corp.,
                    Consolidated  Kookaburra  Resources Ltd., GGL Diamond Corp.,
                    Gold  Point  Energy  Corp.   Golden  Peaks  Resources  Ltd.,
                    Goldmarca Limited,  Halo Resources Ltd., Lariat Energy Ltd.,
                    Mawson  Resources  Limited,  Mirasol  Resources Ltd.,  North
                    American Oil & Gas and Tinka Resources Limited.

  HARVEY LIM:       Gold Point Energy Corp.

ORIENTATION AND CONTINUING EDUCATION

The CEO and/or the CFO are responsible for providing an orientation for new directors. Director orientation and on-going training will include presentations by senior management to familiarize directors with the Company's strategic plans, its significant financial, accounting and risk management issues, its compliance programs, its principal officers and its internal and independent auditors.

ETHICAL BUSINESS CONDUCT

The Company does not have a written code of ethical business conduct for its directors, officers and employees. Each director, officer and employee is expected to comply with relevant corporate and securities laws and, where applicable, the terms of their employment agreements.

NOMINATION OF DIRECTORS

When a Board vacancy occurs or is contemplated, any director may make recommendations to the Board as to qualified individuals for nomination to the Board.

In identifying new candidates, the directors will take into account the mix of director characteristics and diverse experiences, perspectives and skills appropriate for the Company at that time.

COMPENSATION

The Company's Compensation Committee, which currently comprises the Board as a whole, reviews the compensation of the directors and executive officers. The Compensation Committee also administers the Company's stock option plan.

The Compensation Committee reviews and makes recommendations to the Board regarding the granting of stock options to directors and executive officers of the Company as well as compensation for executive officers of the Company as well as compensation for executive officers and directors fees, if any, from time to time. Executive officers and directors may be compensated in cash and/or equity for their expert advice and contribution towards the success of the Company. The form and amount of cash such compensation will be evaluated by the Compensation Committee, which will be guided by the following goals:

(i) compensation should be commensurate with the time spent by executive officers and directors in meeting their obligations and reflective of the compensation paid by companies similar in size and business to the Company; and

(ii) the structure of the compensation should be simple, transparent and easy for shareholders to understand. Shareholders will be given the opportunity to vote on all new or substantially revised equity compensation plans for directors as required by regulatory policies.

OTHER BOARD COMMITTEES

The Board has no other standing committees.

ASSESSMENTS

The Board of Directors of the Company does not conduct any formal evaluation of the performance and effectiveness of the members of the Board, the Board as a whole or any committee of the Board.

AUDIT COMMITTEE

THE AUDIT COMMITTEE'S CHARTER

The following is the text of the Company's Audit Committee Charter:

"MANDATE

The primary function of the audit committee (the "Committee") is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company's systems of internal controls regarding finance and accounting and the Company's auditing, accounting and financial reporting processes. The Committee's primary duties and responsibilities are to:

    -    Serve as an  independent  and objective  party to monitor the Company's
         financial   reporting  and  internal  control  system  and  review  the
         Company's financial statements.

    -    Review and appraise the performance of the Company's external auditors.

    - Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee shall be comprised of three directors as determined by the Board of Directors, the majority of whom shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his independent judgment as a member of the Committee. At least one member of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company's financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders' meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

(a)      Review and update the Charter annually.

(b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

EXTERNAL AUDITORS

(a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board of Directors and the Committee as representatives of the shareholders of the Company.

(b)      Recommend  to  the  Board  of  Directors  the  selection   and,   where
         applicable, the replacement of the external auditors nominated annually for shareholder approval.

(c)      Review with management and the external auditors the audit plan for the
         year-end   financial   statements   and  intended   template  for  such
         statements.

(d)      Review and  pre-approve  all audit and  audit-related  services and the
         fees  and  other  compensation   related  thereto,  and  any  non-audit
         services, provided by the Company's external auditors.

Provided the pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

(a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

(b) Consider the external auditors' judgments about the quality and appropriateness of the Company's accounting principles as applied in its financial reporting.

(c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

(d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

(e)      Review any significant  disagreement  among management and the external
         auditors  in  connection   with  the   preparation   of  the  financial
         statements.

(f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

(g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

(h)      Review certification process.

(i) Establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

Review any related-party transactions."

COMPOSITION OF THE AUDIT COMMITTEE

The following are the members of the Committee(1):

--------------------------------------------------------------------------------
                           INDEPENDENT(1)                  FINANCIALLY LITERATE
--------------------------------------------------------------------------------

David Henstridge                No                                  Yes
Nick DeMare                     Yes                                 Yes
Harvey Lim                      Yes                                 Yes

--------------------------------------------------------------------------------
NOTE:
(1)  As defined by Multilateral Instrument 52-110 ("MI 52-110").

The Company is relying on the exemption provided under Section 6.1 of MI52-110.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (De Minimis Non-audit Services), or an exemption from MI 52-110, in whole or in part, granted under Part 8 of Multilateral Instrument 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Committee has adopted specific policies and procedures for the engagement of non-audit services as described above under the heading "External Auditors".

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The aggregate fees billed by the Company's external auditors in each of the last two fiscal years for audit fees are as follows:

--------------------------------------------------------------------------------
                                            AUDIT                         ALL
FINANCIAL YEAR              AUDIT           RELATED        TAX            OTHER
ENDING                      FEES            FEES           FEES           FEES
--------------------------------------------------------------------------------

December 31, 2005          $35,198           nil            nil            nil

December 31, 2004          $18,184           nil            nil            nil
--------------------------------------------------------------------------------

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

RATIFICATION OF APPROVED STOCK OPTION PLAN

The Company has a rolling stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Company available for issuance thereunder. The Company's Plan was adopted by the shareholders at the annual general meeting held in June 2003 and ratified at the last annual general meeting held in June 2005. In accordance with the policies of the TSX Venture Exchange (the "Exchange"), a rolling plan, which is the type of plan the Company has adopted, requires the approval of the shareholders of the Company on an annual basis. Accordingly, the Company requests that the shareholders ratify and approve the Plan.

The purpose of the Plan is to provide the Company with a share related mechanism to enable the Company to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Company and to enable and encourage such individuals to acquire shares of the Company as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Company. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Company result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Company's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Company's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Company. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Company's shares traded through the facilities of the TSX Venture on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the TSX Venture or, if the shares are no longer listed for trading on the TSX Venture, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2. The Board will not grant options to any one person which will, when exercised, exceed 5% of the issued and outstanding shares of the Company.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding five years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Company or ceases to be employed by the Company (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Company, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Company's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Company's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Company regularly employed on a full-time or part-time basis, directors of the Company and persons who perform services for the Company on an ongoing basis or who have provided, or are expected to provide, services of value to the Company.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Company requests that the shareholders pass the following resolution:

         "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the Plan, in the form approved by the shareholders of the Company at the previous annual general meeting held on June 22, 2005, with or without amendments as may be required by the Exchange, is hereby ratified, confirmed and approved;

         2. the Company is authorized to grant stock options pursuant and subject to the terms and conditions of the Plan entitling all of the optionholders in aggregate to purchase up to such number of common shares of the Company as is equal to 10% of the number of common shares of the Company issued and outstanding on the applicable grant date; and

         3. any one or of the directors or officers of the Company be authorized and directed to perform all such acts, deeds and things and execute, under the seal of the Company or otherwise, all such documents and other writings, including treasury orders, stock exchange and securities commission forms, as may be required to give effect to the true intent of this resolution."

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at WWW.SEDAR.COM. Shareholders may contact the Company at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7 or by telephone at 604-685-9316 to request copies of the Company's financial statements and MD&A for its most recently completed financial year. Financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed financial year.

                                      PROXY


  ANNUAL GENERAL MEETING OF MEMBERS OF TUMI RESOURCES LIMITED (THE "COMPANY")

TO BE HELD AT:    SUITE 1305 - 1090 WEST GEORGIA STREET
                  VANCOUVER, BRITISH COLUMBIA, V6E 3V7

ON:               THURSDAY, JUNE 15, 2006, AT 11:00 AM


THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, Nick DeMare, a director or failing this person, Mariana Bermudez, the Coporate Secretary of the Company, or in the place of the foregoing,
______________________________ as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company registered in the name of the Registered Shareholder as specified herein.

RESOLUTIONS (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

                                                                FOR     WITHHOLD

1.      To elect as a Director, David Henstridge                ----      ----

2.      To elect as a Director, Nick DeMare                     ----      ----

3.      To elect as a Director, Harvey Lim                      ----      ----

4.      To appoint D&H Group LLP, Chartered  Accountants,
        as  Auditors of the Company                             ----      ----

                                                                FOR      AGAINST

5.      To determine the number of Directors at three           ----      ----

6.      To authorize the Directors to fix the auditors'
        remuneration                                            ----      ----

7.      To consider, and if thought fit, to pass an
        ordinary resolution to ratify, confirm and approve
        the Company's stock option plan;                        ----      ----

8.      To transact such other business as may properly
        come before the Meeting                                 ----      ----

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.


SIGN HERE:
                             ---------------------------------------------------
PLEASE PRINT NAME:
                             ---------------------------------------------------
DATE:
                             ---------------------------------------------------
NUMBER OF SHARES
                             ---------------------------------------------------
REPRESENTED BY PROXY:
                             ---------------------------------------------------

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON NEXT PAGE

                      INSTRUCTIONS FOR COMPLETION OF PROXY

1.   THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by Computershare Investor Services Inc.

4. A REGISTERED SHAREHOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON, may simply register with the scrutineers before the Meeting begins.

5. A REGISTERED SHAREHOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

     (A) APPOINT ONE OF THE MANAGEMENT PROXYHOLDERS named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy;

     OR

     (B) APPOINT ANOTHER PROXYHOLDER, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE REGISTERED SHAREHOLDER ON ANY POLL of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, THE REGISTERED SHAREHOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

================================================================================

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE INVESTOR SERVICES INC. by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

                      COMPUTERSHARE INVESTOR SERVICES INC.
                   PROXY DEPT. 100 UNIVERSITY AVENUE 9TH FLOOR
                             TORONTO ONTARIO M5J 2Y1
                   FAX: WITHIN NORTH AMERICAN: 1-866-249-7775
                        OUTSIDE NORTH AMERICA: (416) 263-9524

================================================================================

                             TUMI RESOURCES LIMITED
                                 (THE "COMPANY")


            2006 REQUEST FOR ANNUAL AND INTERIM FINANCIAL STATEMENTS


National Instrument 51-102 requires the Company to send annually to the registered holders and beneficial owners of its securities ("Securityholders") a form to allow Securityholders to request a copy of the Company's annual financial statements and related MD&A and/or interim financial statements and related MD&A. If you wish to receive such mailings, please complete and return this form to:

                             TUMI RESOURCES LIMITED
                      SUITE 1305 - 1090 WEST GEORGIA STREET
                              VANCOUVER, BC V6E 3V7


The undersigned Securityholder hereby elects to receive:

[_] Interim Financial Statements for the first, second and third financial quarters of 2006 and the related MD&A ;

         and / or

[_] Annual Financial Statements for the fiscal year ended December 31, 2006 and related MD&A.

Please note that a request form will be mailed each year and securityholders must return such form each year to receive the documents indicated above.



NAME:
               ----------------------------------------------------------------
ADDRESS:
               ----------------------------------------------------------------

               ----------------------------------------------------------------
POSTAL CODE:
               ----------------------------------------------------------------

I confirm that I am a: [_] REGISTERED SHAREHOLDER OR [_] BENEFICIAL SHAREHOLDER of the Company.


Signature of
Securityholder:                                    Date:
               ----------------------------------        -----------------------


CUSIP:  899694103